UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
EverMem, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> July 17, 2015

Physical address of issuer
1053 Stanford Ave, Palo Alto, CA 94306

Website of issuer
https://flipword.co

Name of intermediary through which the Offering will be conducted
OpenDeal Inc., dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised in this Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of Security offered
SAFEs (Simple Agreements for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
March 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**
Total Assets	$816.00	$15,150.00
Cash & Cash Equivalents	$816.00	$15,150.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$6,168.00	$572.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$72.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$763.00	$0.00
Net Income	($25,066.00)	$14,428.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 27, 2017

FORM C

Up to $500,000.00

EverMem, Inc.



SAFEs (Simple Agreements for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by EverMem, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $20.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must make a commitment to purchase on www.republic.co. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to 5.0% of the amount raised (as described in the table below) and 2.0% of the Securities being issued in this Offering.

	Price to Purchasers	Service Fees and Commissions[1]	Net Proceeds
Minimum Individual Purchase Amount	$20.00	$1.00	$19.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

[1] This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 27, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF

AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO OTHER SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING ITS INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking

statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018. Once posted, the annual report may be found on the Company's website at: https://flipword.co.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity via the Intermediary's platform at www.republic.co to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

EverMem, Inc. (the "Company") is a Delaware Corporation, incorporated on July 17, 2015. The Company is currently also conducting business under the name of "FlipWord". The Company is located at 1053 Stanford Ave, Palo Alto, CA 94306 and was formerly located in Champaign, Illinois. The Company's website is https://flipword.co. The information available on or through our website is not a part of this Form C. In making an

investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business
We offer an excellent and optimized language learning platform which satisfies long-term user learning needs with minimal effort and input.

The Business Plan
Our Company provides a Google Chrome extension and is in the process of developing a mobile app to help customers learn foreign languages. Our customers learn and review languages through bite-sized interactive lessons hidden behind a few words on the webpages they are browsing through Google Chrome. This allows customers to learn "on the fly" without having to set aside time or motivate themselves to persist in language learning. We charge a monthly subscription fee for our service, which can be reduced incrementally if our customers reach their daily language learning goals.

The Offering

Minimum number of SAFEs (Simple Agreements for Future Equity) being offered	50,000
Total number of SAFEs outstanding after Offering (if minimum amount reached)	50,000
Maximum number of SAFEs being offered	500,000
Total number of SAFEs outstanding after Offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$20.00
Offering deadline	March 31, 2017
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products or services is highly competitive.
We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing language learning tools, and thus may be better equipped than us to develop and commercialize these

products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We plan to offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing our mobile app we may invest significant time and resources. Initial timetables for the introduction and development of the mobile app may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing our mobile app in response to industry trends or developments in technology, or the mobile app may not achieve market acceptance. As a result, we could lose business, be forced to price our mobile app on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security, such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and business partners, and personally identifiable information of our customers, on our networks and those of third-party vendors. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability and regulatory penalties under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our business and operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of

service, service disruption and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with our customers.

The Company's success depends on the experience and skill and availability of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Thomas Reese, who is the sole Director, Chief Executive Officer and Chief Technology Officer of the Company, and Yinghua Yang, who is the Chief Operating Officer and Chief Design Officer of the Company. The Company has or intends to enter into employment agreements with Thomas Reese and Yinghua Yang although there can be no assurance that they will continue to be employed by the Company for a particular period of time. Further, the current employment status of both Thomas Reese and Yinghua Yang may not be tenable. Thomas Reese is currently employed full-time as a software developer for Facebook, Inc. and is expected to remain so employed pending the success of the Offering. Yinghua Yang is currently working for the Company in the United States through Optional Practical Training under an F-1 Visa. Finally, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. The loss of either Thomas Reese and Yinghua Yang could cripple, and the loss of any future member of the board of directors or executive officer could harm, the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which the Company's management deems to be in the Company's best interests in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that Purchasers do not agree with and Purchasers will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of its investment.

We have not prepared any audited financial statements.
Therefore, Purchasers have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make an investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and

mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products or services to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products or services that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products or services to satisfy those preferences, our sales could decline.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's financial condition could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of

our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to offer our products and services.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. In particular, our language learning program is a Google Chrome extension and our mobile app in development will be dependent on the Chrome OS platform. Third parties such as Google may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to offer our products and services. In addition, a decline in the usage of Google Chrome, or any other services, goods or technology we use to offer our products or services, for any reason, including, but not limited to a failure to stay competitive with competing web browsers, would limit the utility of our products and services and negatively affect our business operations. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy and in internet usage may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our revenues.

Risks Related to the Securities

The SAFEs will not be freely tradable until at least one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with its attorney.
Purchasers should be aware of the long-term nature of their investment in the Company. There is not now and likely will not be a public market for the Company's SAFEs (Simple Agreements for Future Equity). Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States

jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of SAFEs may also adversely affect the price that Purchasers might be able to obtain for the SAFEs in a private sale. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no Guarantee of return on investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the holders of 20% or more of the Company's stock beneficially own 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B

Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH ITS LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Our Company provides a Google Chrome extension and is in the process of developing a mobile app to help customers learn foreign languages. Our customers learn and review languages through bite-sized interactive lessons hidden behind a few words on the webpages they are browsing through Google Chrome. This allows customers to learn "on the fly" without having to set aside time or motivate themselves to persist in language learning. We charge a monthly subscription fee for our service, which can be reduced incrementally if our customers reach their daily language learning goals.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy leverages its unique ability to design and develop its own source code,

application software, and services to provide its customers products and solutions with innovative design, superior ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of cohesive language knowledge and interesting, well-timed review. We allow customers to explore a new language without leaving the context of their native tongue.

For more information, see the Company's pitch deck, attached hereto as Exhibit A.

History of the Business
The Company was founded by Thomas Reese in 2015 for the initial purpose of teaching foreign vocabularies in a passive manner.

The Company's Products and/or Services

Product / Service	Description	Current Market
FlipWord	A Google Chrome extension that replaces words on webpages with customers' desired language	Consumer language learning market in the United States

We are constantly researching and developing new features for FlipWord, which we think might help our customers' learning experience. We are also hoping to enrich our teaching contents and build a comprehensive learning system by the end of this year. We recently started the development a mobile app, the release of which we anticipate will help the Company achieve its short-term goals.

We currently offer our product through the Google Chrome Web store, with redirect from our website. We advertise through various channels to funnel traffic to our website.

Competition
The Company's primary competitors are Duolingo, Rosetta Stone and Memrise.

The language learning market is very competitive with numerous basic entry level competitors, but only a few very large entities. These competitors are generally valued by consumers based on perception of expected results, and there is room for significant overlap as multiple products from multiple competitors can be used simultaneously at any given time. Competitors currently rely on simplicity or brand recognition to sell their products. Our main competitive factors are long-term consistent results, simplicity, a limited customer time investment, and diversity of platform support.

Supply Chain and Customer Base
Our most important assets are our people and intellectual property they create. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are primarily in the consumer and individual education markets.

Research and Development and Marketing
We are committed to developing leading-edge execution of ideas. Research and innovation have been major factors in our success, and we believe they will help us continue to grow in the future. We spent $10,000 in 2016, and we expect to spend $100,000 in 2017, to help create, commercialize and disseminate our products and services.

Real Property
The Company does not currently own or lease any real property.

Governmental/Regulatory Approval and Compliance
The Company is not subject to any special government or regulatory approvals or compliance other than data privacy laws applicable to all U.S. companies that collect and store personally identifiable information.

Litigation
The Company is not currently involved in any litigation.

Other

The Company's principal address is 1053 Stanford Ave, Palo Alto, CA 94306. The Company was formerly headquartered in Champaign, Illinois. The Company currently conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$2,500	0.5%	$2,500
Estimated Attorney Fees	5%	$2,500	0.5%	$2,500
Estimated Accountant/Auditor Fees	5%	$2,500	0.5%	$2,500
Campaign Marketing Expenses or Related Reimbursement	2%	$1,000	1.5%	$7,500
Marketing	5%	$2,500	10%	$50,000
Research and Development	0%	$0	10%	$50,000
Equipment Purchases	4%	$2,000	4%	$20,000
Future Wages	68%	$34,000	45%	$225,000
General Working Capital	6%	$3,000	28%	$140,000
Total	**100%**	**$50,000**	**100%**	**$500,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds depending on the success of our business model and anticipated need for rented equipment, marketing and research and development.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Thomas Reese

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sole Director, President, Chief Executive Officer, Chief Technology Officer, Treasurer and Secretary (July 17, 2015 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Developer, Facebook (Oct 2016 - Present)
Graduate Teaching Assistant, University of Illinois at Urbana-Champaign (August 2013 – May 2015)
SDE intern, Amazon (June 2013 – August 2013)

Education
Master of Science in Computer Science, University of Illinois at Urbana-Champaign
Bachelor of Science in Computer Science, Missouri University of Science and Technology

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Thomas Reese

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Sole Director, President, Chief Executive Officer, Chief Technology Officer, Treasurer and Secretary (July 17, 2015 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Developer, Facebook (Oct 2016 – Present)
Graduate Teaching Assistant, University of Illinois at Urbana-Champaign (August 2013 – May 2015)
SDE intern, Amazon (June 2013 – August 2013)

Education
Master of Science in Computer Science, University of Illinois at Urbana-Champaign
Bachelor of Science in Computer Science, Missouri University of Science and Technology

Name
Yinghua Yang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer and Chief Design Officer (June 3, 2016 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
User Experience Researcher, John Deere Technology Innovation Center (June 2015 – January 2016)
Graduate Teaching Assistant, University of Illinois at Urbana-Champaign (August 2013 – December 2015)
Initial Investigation Intern, Susquehanna International Group (September 2012 – November 2012)
English Language Trainer, New Oriental Education & Technology Group (May 2010 – March 2012)

Education
Master of Arts in ESL, University of Illinois at Urbana-Champaign (Expected May 2017)
Bachelor of Arts in Business English, Zhongnan University of Economics and Law

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity

Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board of Directors, if applicable)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors, if applicable)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors, if applicable)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board of Directors, if applicable)
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	1,428,571
Voting Rights	Each stockholder has one vote for each share of stock held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Company's Certificate of Incorporation. Each stockholder of record may vote in person or may authorize any other person or persons to vote or act for him or her by written proxy executed by the stockholder or his or her authorized agent or by a transmission permitted by law and delivered to the Secretary of the Company. No stockholder may authorize more than one proxy for his or her shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the SAFEs being offered	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by holders of Common Stock	100%

The Company currently has no debt outstanding.

Valuation

Because the Company is recently formed and has conducted only "sweat equity" sales of its securities to its founders and employees, no valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by Thomas Reese and Yinghua Yang. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount each owns.

Name	Percentage Owned Prior to Offering
Thomas Reese	70.0%
Yinghua Yang	30.0%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will hold an equity ownership of the Company upon the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We believe that our prior earnings are not indicative of future cash flow because we are a new company and have only just begun to generate revenue. We do not expect to achieve profitability in the next 12 months and instead intend to focus on growing our user base substantially, developing new and improved, highly effective learning methods, developing basic mobile learning tools using those methods, and testing customer subscription models. The Company currently requires $1,700.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section entitled "*Use of Proceeds*". All business development conducted to date has been bootstrapped using the founders' personal funds, and the Company's remaining cash on hand stands at less than $5,000. An injection of capital will allow us to bring on more hands to develop our products faster and provide more runway. The Company does not have any additional sources of capital other than the proceeds from the Offering, the receipt of which is an indispensable part of our business strategy.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years and does not intend to make any material capital expenditures in the future, except with regard to the development of the FlipWord mobile app.

Material Changes and Other Information

None

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 SAFEs (Simple Agreements for Future Equity) for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities has been determined arbitrarily, does not bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase on the Intermediary's platform at www.republic.co. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the earlier of the close of the Offering and the cancellation of the Purchaser's investment commitment. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the close of the Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering no less than five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs relating to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm its investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for its investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will be recorded as the holder of the Securities via digital registry in exchange for the Purchaser's investment as soon as practicable thereafter.

Subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription. If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $20.00.

The Offering is being made through OpenDeal Inc. dba Republic (the "Intermediary"). The following two fields below sets forth the compensation being paid in connection with the Offering:

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities
We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering, our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.001 per share, of which 1,428,571 shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law; 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the

outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company currently has a stockholders' agreement in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company; 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; 3) as part of an IPO; or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH ITS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of the date of this Offering, the Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION
Attached hereto as Exhibit C is a transcript of a Company video posted on the Intermediary's website.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Thomas Reese

(Signature)

Thomas Reese

(Issuer)

Chief Executive Officer, President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Thomas Reese

(Signature)

Thomas Reese

(Name)

Sole Director, Chief Executive Officer, President, Treasurer

(Title)

1/26/2017

(Date)

Yinghua Yang

(Signature)

Yinghua Yang

(Name)

Chief Operating Officer

(Title)

1/26/2017

(Date)

25

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Pitch Deck
Exhibit B	Financial Statements
Exhibit C	Video Transcript

EXHIBIT A
Pitch Deck



Learn a Language While Browsing



FlipWord is enabled in this presentation.
Continue clicking to see the translation.

Use a 语言(yǔ yán) software or app more than 10 days in a row?

Use a 语言(yǔ yán) software or app
more than 10 days in a row?

Ask yourself this question.
Chances are you are in the majority who haven’t.

Use a language software or app more than 10 days in a row?



The Ebbinghaus Forgetting Curve represents what percentage of knowledge you retain without review.

5   10   15   20   25   30 days

Ebbinghaus Forgetting Curve



The Forgetting Curve also applies to remembering to study --
most people's shortcoming.

5 10 15 20 25 30 days

Ebbinghaus Forgetting Curve   Duolingo User Retention Curve


duolingo
Free language education for the world
2016. The year you learn a language
Weight can be lost and gained in a year, but knowledge is forever.
Learn a language in 2016

The three main barriers to adult learning. No modern methods cover all three, resulting in no long-lasting results.

- No time to actively study

- Forget to study

- Lose motivation to persist

Babies don't sit down and start studying language.
Learning is a secondary task, while eating, playing, and pooping.



Our solution is to integrate language learning
into one of your daily routines -- browsing the web.



Chrome Extension + Mobile App

Important key words are automatically replaced.
They are shown when needed to prevent forgetting.



Hovering reveals a bite sized lesson, and an audio recording.
Example sentences provide extra context.



Practice writing.
Get rewarded with points.



Speaking practice is built into every tooltip.
No need for embarrassment in front of a native speaker.



A language is built on a culture.
Fun native videos provide practice and understanding.



FlipWord also adds testing to validate learning
and social features to add more motivation.

- Quiz

- Flashcard

- Social features, leaderboard

- Grading tasks, language help

We are prototyping a mobile app.
Learning shouldn't be end on one platform.

- Summary

- Challenge

- Market

People are talking.
Here's some of the great things they've said.




In order to be more effective, we need to reduce the curve.
These are our early results, with tons of room for improvement.

User Retention Curve


5
10
15
20
25
30 days
FlipWord (Sep, 2016)
Duolingo (Jan, 2016)

FlipWord is a great leap about the current best methods.
There is a great market opportunity awaiting this solution.

Market

- $5 billion (Worldwide Online, 2015)

- Language Enthusiast $3.58 Million (Duolingo 2015 Annual Sale)

- Language Test Takers $1.25 Billion (New Oriental 2015 Annual Sale)

Co-founders of FlipWord





Thomas Reese

Co-founder

Masters in Computer Science

Fluent Chinese Self-Learner (1.5yr)

Background at Facebook, Amazon

Yinghua Yang

Co-founder

Masters in Linguistics (TESL)

5+ years experience in language education

Professional in UI design and UX research

Our team is a diverse mixture from around the world.
Each member has a unique focus to improve education.

  


CEO, CTO
Thomas Reese


COO, CDO
Yinghua Yang


Korean Market Lead
Ji Woong Hong


Web Developer
Jaebum Lee


Designer
Vivian Xiao


Web Developer
Matthew Sun


Web Developer
Matt Ao


Web Developer
Elijah Spiegel


Web Developer
Jerry Gong


Web Developer
Devin Ho


Designer
Melissa Chen


Marketing
Veer Siraj Shah


iOS Developer
Jenny Tran


Web Developer
Corly Leung


Language Expert
Paul Rizo


Language Expert
Kent Uchida


Web Developer
Madhav Kumar


Web Developer
Idam Obiahu

Traction

- Signed up Interested Users: 6000

- Chrome extension: Open beta (Jul 30, 2016)

Planned Business Model

- "Put your money down"
  - Subscription, free on days used
  - Rewards best users with no charge

Ready to learn a new language ?

This slide deck has been an example of FlipWord's effectiveness.
Have you learned a new word?

Ready to learn a new language ?

A. 大人(dà rén)

B. 语言 (yǔ yán)

C. 谢谢(xiè xiè)

C. 喜欢 (xǐ huān)

Ready to learn a new language ?

A. 大人(dà rén)

B. 语言 (yǔ yán)

C. 谢谢(xiè xiè)

C. 喜欢 (xǐ huān)

Thank You!

EXHIBIT B
Financial Statements

EVERMEM, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEAR ENDED
DECEMBER 31, 2016 AND THE PERIOD FROM
INCEPTION TO DECEMBER 31, 2015

Together with
Independent Accountants' Review Report



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

EverMem, Inc.
Index to Financial Statements
(unaudited)



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
EverMem, Inc.
Palo Alto, California

We have reviewed the accompanying financial statements of EverMem, Inc., (the "Company"), a Delaware corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2016 and the period from July 17, 2015 ("Inception") to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMckennon

January 25, 2017

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

EVERMEM, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Assets		
Current assets:		
Cash	$ 816	$ 15,150
Total current assets	816	15,150
Total assets	$ 816	$ 15,150
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ -	$ 572
Advances from related party	6,168	-
Total current liabilities	6,168	572
Total liabilities	6,168	572
Commitments and contingencies (Note 3)	-	-
Stockholders' Equity (Deficit):		
Common stock, par value $0.001, 10,000,000 shares authorized; 1,428,571 and 1,000,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	1,429	1,000
Subscription receivable	-	(850)
Additional paid-in capital	3,857	-
Retained earnings (accumulated deficit)	(10,638)	14,428
Total stockholders' equity (deficit)	(5,352)	14,578
Total liabilities and stockholders' equity (deficit)	$ 816	$ 15,150

See accompanying independent accountants' review report and notes to the financial statements

2

EVERMEM, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016 AND THE PERIOD FROM
JULY 17, 2015 (INCEPTION) TO DECEMBER 31, 2015
(unaudited)

	For the Year Ended December 31, 2016	For the Period from Inception to December 31, 2015
Revenues	$ 72	$ -
Operating expenses:		
General and administrative	24,947	-
Total operating expenses	24,947	-
Operating loss	(24,875)	-
Other income	-	15,000
Income (loss) before provision for income taxes	(24,875)	15,000
Provision for income taxes	191	572
Net income (loss)	$ (25,066)	$ 14,428

See accompanying independent accountants' review report and notes to the financial statements

EVERMEM, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2016 AND THE PERIOD FROM
JULY 17, 2015 (INCEPTION) TO DECEMBER 31, 2015
(unaudited)

	Common Stock		Subscription Receivable	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Inception	1,000,000	$ 1,000	$ (850)	$ -	$ -	$ 150
Net income	-	-	-	-	14,428	14,428
December 31, 2015	1,000,000	1,000	(850)	-	14,428	14,578
Subscription received	-	-	850	-	-	850
Shares issued for services	428,571	429	-	3,857		4,286
Net loss	-	-	-	-	(25,066)	(25,066)
December 31, 2016	1,428,571	$ 1,429	$ -	$ 3,857	$ (10,638)	$ (5,352)

See accompanying independent accountants' review report and notes to the financial statements

4

EVERMEM, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016 AND THE PERIOD FROM
JULY 17, 2015 (INCEPTION) TO DECEMBER 31, 2015
(unaudited)

	For the Year Ended December 31, 2016	For the Period from Inception to December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (25,066)	$ 14,428
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Stock-based compensation	4,286	-
Changes in operating assets and liabilities:		
Accounts payable	(572)	572
Net cash provided by (used in) operating activities	(21,352)	15,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from founders stock	850	150
Proceeds from related party advances	6,168	-
Net cash provided by financing activities	7,018	150
Increase (decrease) in cash and cash equivalents	(14,334)	15,150
Cash and cash equivalents, beginning of year	15,150	-
Cash and cash equivalents, end of year	$ 816	$ 15,150
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 763	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

EverMem, Inc. dba FlipWord was incorporated on July 17, 2015 ("Inception") in the State of Delaware. The Company's headquarters are located in Palo Alto, California. The financial statements of EverMem, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

FlipWord integrates language learning into one of your daily routines - browsing the web. You never need to start to learn. We have started for you in the content that you are already reading.

Our Chrome extension intelligently and automatically replaces a few words with your desired language on every webpage that you are casually browsing. If you hover over the replaced word, you will have access to a corresponding bite-sized lesson, ranging from vocabulary to fun communication practice. This might include audio-supported example sentences, typing and speaking practice, or even a short Youtube video containing the word you are learning. As you progress, gamified quizzes and interactive challenges will automatically be added to your flipping experience.

Management's Plans
Since Inception, we have relied upon contributions from our co-founder and proceeds from a startup competition. We will incur additional costs for development and operating expenses prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in our industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and does not have sufficient revenue generating activities to cover operating costs. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in online technology and behavior, changes in consumer behavior and trends, and competition from larger and more well-established companies could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company initially elected and is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed their 2015 tax return and therefore is subject to tax examination by the Internal Revenue Service or state regulatory agencies for that year. Taxes payable of $572 were due for the 2015 year and are accrued on the accompany balance sheet.

As described in Note 6, subsequent to year end, the Company revoked its S-Corporation election.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – RELATED PARTY TRANSACTIONS

From time to time, the Company's Chief Executive Officer advances funds for operating capital. As of December 31, 2016 and 2015, amounts outstanding as reflected on the accompanying balance sheet totaled $6,186 and zero, respectively. The advances are considered short term, due on demand, and carry no interest.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001. At inception, 1,000,000 shares of common stock were issued to one of our founders for $1,000 of which $150 was received in 2015 and $850 was received in 2016.

In 2016, the Company granted a co-founder 428,571 shares off of common stock in two tranches of 333,333 shares of common stock and 95,238 shares of common stock. Each tranche vests over a three year period and as such, there are no vested shares of common stock as of December 31, 2016. Management determined the share issued had a fair market value of $0.01 due to the Company's minimal activity to date. Accordingly, the Company recorded stock based compensation of $4,286.

NOTE 6 – OTHER INCOME

The Company won a startup competition award for $15,000 during the year ended December 31, 2015.

NOTE 7 – SUBSEQUENT EVENTS

On January 23, 2017, the Company revoked its S-Corporation election and will from that point on, report as a corporation rather than a pass-through entity for tax purposes.

The Company has evaluated subsequent events that occurred after December 31, 2016 through January 25, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
Video Transcript

FLIPWORD VIDEO TRANSCRIPT

T: Hi, I'm Thomas.

Y: Hi, I'm Yinghua.

T: And we are the co-founders of FlipWord, a language-learning tool that solves the hardest, and most often overlooked problems of learning a foreign language: remembering to study and finding time in the first place.

T: Like most of you, I failed to really understand Spanish using traditional methods. While self-studying Chinese using language apps, I realized that the biggest challenge I faced was just simply opening the app everyday.

Y: As a language educator, I found that even if my students had time, they would often procrastinate.

Y: We started this company because we think there is a much better way for you to learn successfully.

Y: Linguists say the best method to learn is from what you actually use every day.

T: Our solution is simple. We've integrated language learning into browsing the web.

Y: Here's how it works. After you pick a language, FlipWord will add tiny lessons into articles you read, so that you can focus on more important things.

T: As you browse, you'll naturally learn to read and speak foreign words.

T: FlipWord shows little quizzes as you learn, to confirm your progress.

T: Soon you'll be speaking natively with others. We'll make sure that conversation never ends.

T: Please help us change how languages are learned by contributing to our campaign. Thank you.